Exhibit 99.1

Sphere 3D Converts Outstanding Debt into Equity

Mississauga, Ontario – June 30, 2014 – Sphere 3D Corporation (TSXV: ANY, OTCQX: SPIHF) (the “Company” or “Sphere 3D”), a virtualization technology solution provider, today announced that it intends to issue 10,894 common shares of the Company to FBC Holdings S.A.R.L., an affiliate to Cyrus Capital Partners, in satisfaction of its quarterly interest payment of $118,051 for the period of March 21, 2014 to June 30, 2014 pursuant to a previously issued debenture dated March 21, 2014. Subject to receipt of regulatory approval, these shares will be issued at a price of $10.84, being the current market price on June 30, 2014, and are subject to a 4 month hold period.

About Sphere 3D Corporation

Sphere 3D Corporation (TSX-V:ANY) (OTCQX:SPIHF) is a virtualization technology solution provider. Sphere 3D's Glassware 2.0™ platform delivers virtualization of some of the most demanding applications in the marketplace today; making it easy to move applications from a physical PC or workstation to a virtual environment either on premise and/or from the cloud. Sphere 3D’s V3 Systems division supplies the industry’s first purpose built appliance for virtualization as well as the Desktop Cloud Orchestrator management software for VDI. Sphere 3D maintains offices in Mississauga, Ontario, Canada and in Salt Lake City, Utah, U.S. For additional information visit www.sphere3d.com or access the Company's public filings at www.sedar.com.

Sphere 3D Contact:
Peter Tassiopoulos, CEO
Tel: (416) 749-5999
Peter@sphere3d.com

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